Mail Stop 3720

February 16, 2006

Mr. Anthony Q. Joffe
President
Networth Technologies, Inc.
101 SW 11th Avenue
Boca Raton, Florida 33486


Re:	Networth Technologies, Inc.
	Preliminary Information Statement on Schedule 14C
      Filed January 19, 2006
	File No. 0-27842

Dear Mr. Joffe:

      We have reviewed your filing and have the following comments.
We have limited our review to your compliance with the requirements of Schedule 14C and the other matters discussed below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Feel free to call us at the telephone numbers listed at the end of this letter.

1. In numerous portions of the filing, you describe the merger as being effective. In other portions, you indicate that the merger has not closed. Please clarify the exact status of the merger and what relation, if any, exists between the current status of the merger and the certificates of correction filed on Form 8-K on November 30, 2005. Assuming the merger has not yet closed, disclose why you have already shifted your concentration to the Solution Technology business and restated your financial statements to be those of Solution Technology. For example, explain to your investors the reason(s) why your Form 10-QSBs for the six months ended June 30, 2005 and the nine months ended September 30, 2005 contain the financials of Solution Technology given that the prior issuance of shares of common stock to the stockholders of Solution Technology does not appear to have constituted a change of control. Also explain the reason for the substantial length of time between signing the merger agreement in May 2005 and attempting to effectuate the reverse stock split now with a view to consummating the merger.
2. Please revise your information statement to include all of the applicable information required by Item 14 of Schedule 14A for the reverse merger transaction, including, but not limited to, the financial information pursuant to Item 14(b)(8)-(11). In this regard, we note that you have not provided Networth`s historical financial statements and Solution Technology`s interim financial statements. In addition, it appears that you have omitted certain portions of the required pro forma financial information, such as the statement of cash flows and the notes to the financials.
3. Disclose the percentage of your outstanding common stock currently held by the stockholders of Solution Technology.
4. Please identify the shareholders representing 67% of the company`s outstanding common stock who consented in writing to the proposals.
Tell us in your response letter the facts surrounding how these shareholders came to provide their consent, such as who approached the stockholders about providing their consents and when.
5. In your response letter, please tell us the number of record holders of your common stock as of the most recent date practicable.
See Exchange Act Rule 12g5-1.

Security Ownership of Certain Beneficial Owners and Management,
page
24
6. While the staff recognizes that counsel for the company does not necessarily represent Messrs. Jonson and Bhatia, please advise, or have counsel for Messrs. Jonson and Bhatia advise us, why these shareholders did not file a Schedule 13D within 10 days after acquiring greater than five percent of your outstanding common stock pursuant to Rule 13d-1. Also ensure that these individuals file a
Schedule 13D promptly upon your receipt of this letter.

Pro Forma Security Ownership of Certain Beneficial Owners and
Management, page 25
7. Revise to identify the natural person(s) with voting and investment control over the shares that will be held by Crosshill
Georgetown Capital, LP.

Closing Statements

      Please respond to these comments by filing a revised preliminary information statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag
"CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14c-5(e) of Regulation 14C.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact William Bennett, Staff Attorney, at (202)
551-
3389 or me at (202) 551-3810 with any questions.


								Sincerely,



								Michele M. Anderson
								Legal Branch Chief



cc:	Ernest Stern
       	Fax: (202) 778-6460


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Mr. Anthony Q. Joffe
Networth Technologies, Inc.
February 16, 2006
P. 1